Sanofi-aventis and Glenmark

Pharmaceuticals Sign License

Agreement

on Novel Agents to treat Chronic Pain

Paris, France - May 3, 2010 - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today that it has entered into a license agreement with Glenmark Pharmaceuticals S.A (GPSA), a wholly owned subsidiary of Glenmark Pharmaceuticals Limited India (GPL), for the development and commercialization of novel agents to treat chronic pain.

Those agents are vanilloid receptor (TRPV3) antagonist molecules, including a first-in-class clinical compound, GRC 15300, which is currently in Phase I clinical development as a potential next-generation treatment for various pain conditions, including diabetic neuropathic pain and osteoarthritic pain.

Under the terms of the agreement, Glenmark will receive an upfront payment as well as development, regulatory and commercial milestone payments. All such payments could reach a total of U.S. $325 million. In addition, Glenmark is eligible to receive tiered royalties on sales of products commercialized under the license. Sanofi-aventis will have exclusive marketing rights in North America, European Union and Japan, subject to Glenmark’s right to co-promote the products in the United States and five Eastern European countries. Sanofi-aventis will also have co-marketing rights in 10 other countries including Brazil, Russia and China whereas Glenmark will retain exclusive rights in India and other countries of the rest of the world.

“There continues to be a medical need for safer and more efficacious products for the treatment of painful diabetic neurophathy and osteoarthritis pain,” said Marc Cluzel, M.D., Executive Vice President, Research & Development, sanofi-aventis. “GRC 15300 brings an innovative approach to sanofi-aventis’ pain portfolio, which we believe may have promise to address a significant gap in treating chronic pain. We are very pleased to collaborate with Glenmark Pharmaceuticals on the development of this new programme, which represents our first partnership agreement in India in the pharmaceutical research area.”

According to Glenn Saldanha, M.D., Chief Executive Officer of GPL, “This agreement continues to demonstrate Glenmark’s world class innovative R&D and validates Glenmark’s leadership in the Indian drug discovery arena. We have made excellent progress with our TRPV3 program at Glenmark and are very excited to be joining our efforts with those of sanofi-aventis, a world-class, research-driven, global pharmaceutical company.”

About TRPV3 program

The TRPV3 receptor is an ion channel protein that mediates and influences cell signaling, including the nerve cell signaling that generates some types of pain. Inhibitors of TRPV3 are predicted to be useful in the treatment of inflammation, various pain conditions, and other diseases and disorders. The goal of the partnership will be to advance GRC 15300 as well as potentially other promising drug candidates with the hope of providing patients better medicines for pain and other conditions.

About Glenmark

Glenmark Pharmaceuticals Ltd. (GPL) is a research-driven, global, integrated pharmaceutical company headquartered at Mumbai, India. It is a leading player in the discovery of new molecules both NCEs (new chemical entity) and NBEs (new biological entity). Glenmark has eight molecules in various stages of clinical development and is primarily focused in the areas of Inflammation [asthma/COPD, rheumatoid arthritis etc.], Metabolic Disorders [diabetes, obesity, etc.] and Pain [neuropathic pain and inflammatory pain]. The company has a significant presence in branded generics markets across emerging economies including India. GPL along with its subsidiary has twelve manufacturing facilities in four countries and has five R&D centres.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2009. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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